Exhibit (a)(1)(B)

MEMORANDUM
Actel Corporation
2061 Stierlin Court
Mountain View, CA 94043-4655

To:	All Actel Employees in the United States with Stock Options Priced at $19.73 or More

From:	Dave Van De Hey and Barbara McArthur

Date:	December 1, 2005

Re:	Actel Corporation Stock Option/Restricted Stock Unit Exchange Program
     We are pleased to announce that Actel is offering you the opportunity to participate in an employee Stock Option/Restricted Stock Unit Exchange Program (Exchange Program). Equity awards are a valuable motivation and retention tool and, as such, help to align employee and shareholder interests. Many of the currently outstanding stock options held by our employees are “underwater,” which means that the per share exercise prices of the stock options are greater than the current market price of our Common Stock. Under the Exchange Program, you may exchange underwater stock options with an exercise price per share of $19.73 or more for restricted stock units. Your participation is completely voluntary, but the Exchange Program is conditioned on a minimum of 3,000,000 stock options being tendered for exchange.
     What are restricted stock units? Restricted stock units are a type of award that is essentially a promise by Actel to issue shares of Common Stock to you in the future upon satisfaction of the vesting requirements. The principal difference between a stock option and a restricted stock unit is that a stock option requires the payment of an exercise price but a restricted stock unit doesn’t. Since restricted stock units have no exercise price, you will be required to exchange multiple stock options for each restricted stock unit if you choose to participate in the Exchange Program.
     How many stock options would I need to exchange if I participate in the Exchange Program? If you decide to participate in the Exchange Program, you must exchange all of your unexercised stock options (whether vested or unvested) with an exercise price per share equal to or greater than $19.73. The number of restricted stock units that you would receive in exchange for those stock options depends upon the exercise price of the exchanged options.
•	For stock options with an exercise price per share of $19.73 or $19.91, the exchange ratio is one (1) restricted stock unit for each three (3.0) exchanged stock options (a 1:3 exchange ratio).

•	For stock options with an exercise price per share of $20.125 to $24.759, the exchange ratio is one (1) restricted stock unit for each three and one-half (3.5) exchanged stock options (a 1:3.5 exchange ratio).

•	For stock options with an exercise price per share of $25.00 or more, the exchange ratio is one (1) restricted stock unit for each five and one-half (5.5) exchanged stock options (a 1:5.5 exchange ratio).

Note that, for purposes of applying the exchange ratios, fractional restricted stock units will be rounded up to the nearest whole restricted stock unit on a grant-by-grant basis. The exchange ratios were calculated in an attempt to make the exchange fair to participants and “value neutral” to shareholders. However, the restricted stock units will also be subject to longer remaining vesting schedules than the stock options for which they are exchanged.
     What is the vesting schedule of the restricted stock units I would receive if I participate in the Exchange Program? That again depends upon the exercise price of your exchanged stock options.
•	For exchanged stock options with an exercise price per share of $24.38 or less, the vesting schedule of the restricted stock units will be two (2.0) years.

•	For exchanged stock options with an exercise price per share of $24.759, the vesting schedule of the restricted stock units will be two and one-half (2.5) years.

•	For exchanged stock options with an exercise price per share of $25.00 to $27.125, the vesting schedule of the restricted stock units will be three (3.0) years.

•	For exchanged stock options with an exercise price per share of $27.50, the vesting schedule of the restricted stock units will be three and one-half (3.5) years.

•	For exchanged stock options with an exercise price per share of $28.07 or more, the vesting schedule of the restricted stock units will be four (4.0) years.
In each case, half of the restricted stock units will vest at the mid point in the vesting schedule, and the balance will vest pro-rata on a quarterly basis over the balance of the vesting schedule, subject to your continuing to be an employee or service provider through each vesting date. Note that, for purposes of calculating the vesting schedule, fractional restricted stock units will be rounded down to the nearest whole restricted stock unit on each vesting date.
     Can you give me examples of how this would work? The vesting schedule of the restricted stock units received in the Exchange Program for each exchanged option grant is independent of, and has no affect on, the vesting schedule of the restricted stock units received in the Exchange Program for other exchanged option grants.
     Example 1
     Suppose you have a stock option for 1,000 shares with an exercise price per share of $19.73. The exchange ratio is 1:3, so you would receive 334 restricted stock units if you exchanged this stock option (note that the fractional restricted stock unit is rounded up in applying the exchange ratio), and the vesting schedule is two (2) years, which would look like this:
•	Half (or 50%) of the restricted stock shares would vest on December 31, 2006 (167 shares).

•	One-eighth (or 12.5%) of the restricted stock shares would vest on March 31, 2007 (41 shares), June 30, 2007 (42 shares), September 30, 2007 (42 shares), and December 31, 2007 (42 shares).
Note that fractional restricted stock units are rounded down in applying the vesting schedule.

     Example 2
     Suppose you have a stock option for 1,000 shares with an exercise price per share of $24.759. The exchange ratio is 1:3.5, so you would receive 286 restricted stock units if you exchanged this stock option (note again that the fractional restricted stock unit is rounded up), and the vesting schedule is 2.5 years, which would look like this:
•	Half (or 50%) of the restricted stock shares would vest on March 31, 2007 (143 shares).

•	One-tenth (or 10%) of the restricted stock shares would vest on June 30, 2007 (28 shares), September 30, 2007 (29 shares), December 31, 2007 (28 shares), March 31, 2008 (29 shares), and June 30, 2008 (29 shares).
Note again that fractional restricted stock units are rounded down for the vesting schedule.
     Example 3
     Suppose you have a stock option for 1,000 shares with an exercise price per share of $27.50. The exchange ratio is 1:5.5, so you would receive 182 restricted stock units if you exchanged this stock option (again rounded up), and the vesting schedule is 3.5 years, which would look like this:
•	Half (or 50%) of the restricted stock shares would vest on September 30, 2007 (91 shares).

•	One-fourteenth (or approximately 7.14%) of the restricted stock shares would vest on December 30, 2007 (13 shares), March 31, 2008 (13 shares), June 30, 2008 (13 shares), September 30, 2008 (13 shares), December 31, 2008 (13 shares), March 31, 2009 (13 shares), and June 30, 2009 (13 shares).
Vesting on any date is subject to your continued service with Actel. Restricted stock units that do not vest will be forfeited to Actel.
     What happens when the restricted stock units vest? When restricted stock units vest, Actel will issue the appropriate number of shares of Common Stock to the employee, who then owns the shares of Common Stock free and clear of all restrictions (including continued service with Actel), subject to a couple of caveats.
Automatic Redemption to Pay Withholding Taxes. When restricted stock units vest and Actel issues shares of Common Stock to an employee, the employee receives taxable compensation and Actel has tax withholding obligations. To meet these tax withholding obligations, Actel intends to “redeem” (or buy back) at fair market value a portion of the shares of Common Stock issued and deposit the balance of the shares of Common Stock in an E*Trade or other account designated by the employee. The applicable tax withholding requirements vary, but for an employee who is a California resident subject only to United States and California tax laws, the amount withheld will generally be about 40%. The amounts withheld will be reported on your W-2 and, to the extent that the withholding rate for federal or state income taxes exceeds your effective tax rate, the excess will be available to you as a refund or to defray your other tax obligations when you file your annual income tax return. You may also have taxable income when you sell shares of Common Stock acquired upon the vesting of restricted stock units, but Actel will generally not have withholding tax or W-2 reporting obligations with respect to those transactions.

     Insider Trading Restrictions. Like all other sales of Common Stock by employees, the sale of the shares of Common Stock acquired upon the vesting of restricted stock units is subject to Actel’s insider trading policies.
     Why is Actel offering the Exchange Program? Our Board of Directors and management believe that the Exchange Program will be a “win-win-win” for Actel, Actel’s shareholders, and Actel’s employees.
•	We believe the Exchange Program will be a win for Actel because the restricted stock units will provide a much more powerful retention incentive for employees than the underwater stock options. Actel is at a critical crossroads, and the Exchange Program should assist us in retaining valuable employees over the next several years as we create a market for our Fusion programmable system-on-a-chip products.

•	We believe the Exchange Program will be a win for our shareholders because it will reduce significantly our stock option “overhang,” which measures stock option usage relative to the number of shares outstanding. Shareholders generally believe that stock option overhang makes it more difficult for a stock’s price to rise, and that the greater the stock option overhang the greater the resistance. Our stock option overhang is very high by any measure, and we designed the Exchange Program primarily to reduce our stock option overhang to a level that is more typical in the technology industry.

•	We believe the Exchange Program will be a win for our employees because they have the opportunity to exchange underwater stock options, which have greater risk and greater potential upside value, for restricted stock units, which have less risk (subject to continued service with Actel) and less potential upside value. Since the Exchange Program is voluntary, employees should participate in the Exchange Program only if they believe it is more beneficial for them to exchange their underwater stock options than to continuing holding them.
     Should I participate in the Exchange Program? We are making no recommendation about whether or not you should participate in the Exchange Program. You must make your own decision. This memorandum is an introduction to the Exchange Program, but does not detail all of the terms and conditions that apply. The Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which may be accessed in our SEC filing on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the Exchange Program. Participating in the Exchange Program involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal, and/or tax advisors to weigh the benefits and risks involved in participating in the Exchange Program. If you choose not to participate in the Exchange Program, you will retain your current stock options under their current terms and conditions.
     In weighing the benefits and risks involved in participating in the Exchange Program, you may find it helpful to identify the price of Actel Common Stock at which the Exchange Program would be a “break-even” proposition for you economically. For any particular stock option, this can be calculated by multiplying the stock option’s exercise price per share by the appropriate “break-even multiple”:

•	For stock options subject to an exchange ratio of 1:3, the “break-even multiple” is 3 divided by 2, or 1.5.

•	For stock options subject to an exchange ratio of 1:3.5, the “break-even multiple” is 3.5 divided by 2.5, or 1.4.

•	For stock options subject to an exchange ratio of 1:5.5, the “break-even multiple” is 5.5 divided by 4.5, or approximately 1.2.
For example, stock options with an exercise price per share of $19.91 are subject to an exchange ratio of 1:3, so the “break-even multiple” is 1.5. $19.91 per share multiplied by 1.5 equals $29.865 per share. At the “break-even price” of $29.865, one restricted stock unit would have a pre-tax value of $29.865 (when vested), and three stock options with an exercise price of $19.91 per share would have a pre-tax value of $29.865 (when vested). Generally speaking, for any particular stock option grant, you would realize greater pre-tax gain from the stock options if the price of our Common Stock at the time of sale were to exceed the “break-even price,” but you would realize greater pre-tax gain from the restricted stock units if the price of our Common Stock at the time of sale were less than the “break-even price.”
     May I exchange my eligible stock options with higher exercise prices and keep my eligible stock options with lower exercise prices? No. If you decide to participate in the Exchange Program, you must exchange all unexercised stock options granted to you with an exercise price per share of $19.73 or more. Your “break-even price” for the Exchange Program as a whole equals the weighted average “break-even price” for each of your eligible stock options. For example, suppose you have one stock option for 500 shares with an exercise price of $19.91 per share and a second stock option for 1,000 shares with an exercise price of $24.759 per share. For the stock option with an exercise price of $19.91 per share, the “break-even price” is $29.865 per share, as calculated above. For the stock option with an exercise price of $24.759 per share, the exchange ratio is 1:3.5, so the “break-even multiple” is 1.4. $24.759 per share multiplied by 1.4 is $34.6626 per share, which is the “break-even price” for a stock option with an exercise price of $24.759 per share. Perhaps the simplest way to calculate the weighted average “break-even price” of more than one stock option is to multiply the “break-even price” of each stock option by the number of shares subject to that stock option, sum the results, and divide by the total number of shares. Thus, in this example, $29.865 per share times 500 shares equals $14,932.50; $34.6626 per share times 1,000 shares equals $34,662.60; the sum of the results is $49,595.10; the total number of shares is 1,500; and $49,595.10 divided by 1,500 shares equals $33.0634 per share, which is the weighted average “break-even price” for these two stock options.
     The eligible stock options as a whole have “break-even prices” ranging from $28.18 to $66.55, and an overall weighted average “break-even price” of approximately $31.93. Note that this discussion of the “break-even multiple” and “break-even price” does not take vesting into consideration. The restricted stock units will always have longer remaining vesting schedules than the stock options for which they are exchanged.

     Does participating in the Exchange Program mean that employees believe Actel Common Stock will never trade over $30? Not necessarily. Participation in the Exchange Program involves a trade-off between risk and potential upside value. Because they are more numerous, stock options have greater potential upside value than the restricted stock units for which they may be exchanged, but stock options are also more risky because they can be underwater. An employee may believe that his or her stock options, even if currently underwater, have substantial potential upside value and still decide to exchange them for restricted stock units because he or she believes liquidity is less risky and more predictable. A decision to participate in the Exchange Program may be driven by the employee’s tolerance for risk or particular financial needs or plans. In addition, if the employee has stock options with exercise prices of less than $19.73, he or she may believe that a combination of restricted stock units and stock options represents a better balance of risk and potential upside value than stock options alone. In short, it is difficult to infer much if anything about the thoughts of employees regarding the upside potential of Actel Common Stock from their decision to participate in the Exchange Program.
     What should I do if I decide to participate in the Exchange Program? To participate in the Exchange Program, you must properly complete and sign the Election Form and return it to Jenny Tiscareño by 5:00 p.m. on Tuesday, January 3, 2006, when the offer expires. The Election Form can be delivered to Jenny either by hand in the Human Resources Department on the ground floor of Building 1 or by facsimile at (650) 318-2550.
     What happens if I decide to participate in the Exchange Program but forget or am unable to return the Election Form before the offer expires? If Jenny Tiscareño has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current stock options. Since the offer expires the first business day following our holiday shutdown, you may want to consider delivering an Election Form to Jenny before the shutdown. If you change your mind, all you have to do is complete and sign the Withdrawal Form and return it to Jenny Tiscareño, by hand or facsimile, before the offer expires.
     What should I do if I have questions about the Exchange Offer? We have attempted to anticipate the questions you may have regarding the terms of the Exchange Program and included answers to some frequently asked questions as part of the Offer to Exchange, which may be viewed or downloaded from the SEC’s web site at http://www.sec.gov. After carefully reading all of the offer documents, please direct any questions you may still have to Dave Van De Hey at (650) 318-4429.